UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated April 11, 2017 titled “ABB names Chun-Yuan Gu President, AMEA, and Frank Duggan President, Europe”.

2

—

ZURICH, SWITZERLAND, APRIL 11, 2017

ABB names Chun-Yuan Gu President, AMEA, and Frank Duggan President, Europe

ABB China Managing Director Chun-Yuan Gu is appointed President of the Asia, Middle East and Africa (AMEA) region; Frank Duggan succeeds Bernhard Jucker as President of the Europe region; both will be members of the Executive Committee

ABB today announced that Chun-Yuan Gu, Managing Director of ABB China, will become President of the AMEA region. He takes over from Frank Duggan, who has been appointed President of Europe, succeeding Bernhard Jucker, whose retirement was announced earlier. As members of the ABB Executive Committee, both Chun-Yuan Gu and Frank Duggan will report to ABB CEO Ulrich Spiesshofer. Both appointments will be effective July 1, 2017.

“China represents one third of global growth and is a very important market for ABB. I am very pleased to welcome Chun-Yuan, a China and industrial automation expert, to our Executive Committee. He has a proven track record of delivering superior growth momentum and a profound knowledge of Asia and emerging markets”, said Spiesshofer. “He will have an important role in implementing our Next Level strategy and further accelerating our growth momentum, for example, through our digital offering, ABB AbilityTM. Chun-Yuan will be key to integrating our announced acquisition of B&R, an innovation leader in machine and factory automation, in the industrial segments of emerging markets”.

“At the same time, I would like to warmly thank Frank for his excellent leadership in the AMEA region and his contributions to the Executive Committee over the past years. With his extensive knowledge of ABB’s global customers, markets and portfolio and solid track record of enhancing growth momentum, Frank is the ideal next leader for Europe. He will continue to play a key role in the ongoing transformation of ABB towards a more customer and market-oriented company,” Spiesshofer added.

Chun-Yuan Gu and Frank Duggan have spent their careers at ABB. Gu started at ABB in Sweden in 1989 and held leadership positions in R&D, mainly in Robotics, before becoming Head of the Robotics Global R&D Center in Shanghai in 2006. In January 2014, he assumed responsibility for ABB’s operations in China. He is fluent in English, Mandarin and Swedish, and holds a degree in engineering from Jiao Tong University in Shanghai and a Ph.D. in engineering from the Royal Institute of Technology in Stockholm, Sweden. Gu will continue as Managing Director of ABB in China, in addition to his new role, and will be based in Beijing.

Duggan succeeds Bernhard Jucker, who will retire effective June 30, 2017, as previously announced. Duggan joined ABB in Sweden in 1984, and has held leadership positions in many of ABB’s businesses in Europe, Asia and the Gulf. In 2011, he joined the Group Executive Committee as Head of Global Markets and Region Manager for India, Middle East and Africa, before being appointed President of the AMEA region in January 2015. In addition to his responsibilities as President of the Europe region, Frank will assume the role of Managing Director of ABB in Ireland. ABB’s current Managing Director of ABB in Ireland, Tom O’Reilly, will retire at the end of June 2017, after a distinguished 32-year career at ABB.

1

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 132,000 employees. www.abb.com

For more information, please contact:
Media Relations Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 11, 2017.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

Date: April 11, 2017.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance